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SEC Mail Processing
Section

FEB 2 6 2008

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66148

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CWS SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 CORPORATE WOODS BLVD - 4TH FLOOR
(No. and Street)

ALBANY (City) NY (State) 12211 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DANIEL H LANDAUER (518) 432-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GROSSMAN & GROSSMAN LLP
(Name – *if individual, state last, first, middle name*)

FOUR EXECUTIVE PARK DRIVE (Address) ALBANY (City) NY (State) 12203 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 3 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel H. Landauer, affirm that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to CWS Securities, LLC, as of December 31, 2007, are true and correct. I further affirm that neither the Company nor any officer or member has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature] Date: 2.22.08

President
Title

[signature]
Notary Public

MARY BETH WALLING
NOTARY PUBLIC, STATE OF NEW YORK
SARATOGA CO. 01WA5056219
MY COMMISSION EXPIRES 3-4-10

CWS Securities, LLC
Financial Statements and Supplemental Schedules as of and for the Year Ended December 31, 2007 and Independent Auditor's Report and Supplemental Report on Internal Control

TABLE OF CONTENTS

This report* contains (check all applicable boxes):

* *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GROSSMAN & GROSSMAN LLP
Certified Public Accountants
Four Executive Park Drive
Albany, New York 12203
(518) 438-3509

Independent Auditor's Report

To the Members
CWS Securities, LLC
Albany, New York

We have audited the accompanying statement of financial condition of CWS Securities, LLC (the Company) as of December 31, 2007, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CWS Securities, LLC at December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grossman & Grossman LLP
Certified Public Accountants

January 17, 2008

CWS SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	236,248	
Referral fees receivable	1,748,000	
Accrued interest receivable	949	
Prepaid expenses	2,015	
TOTAL ASSETS		1,987,212

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accounts payable	8,900	
Due to affiliate	14,000	
TOTAL LIABILITIES		22,900
MEMBERS' EQUITY		1,964,312
TOTAL LIABILITIES AND MEMBERS' EQUITY		1,987,212

The accompanying notes are an integral part of these financial statements.

CWS SECURITIES, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

REVENUES:		
Referral fees	1,742,819	
Other Income	35,000	
Interest income	12,010	
Total Revenues		1,789,829
EXPENSES:		
Management fees paid to an affiliate	182,100	
Professional fees	13,300	
General and administrative	6,565	
Total Expenses		201,965
NET INCOME		1,587,864

The accompanying notes are an integral part of these financial statements.

CWS SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2007

BALANCE, beginning	2,226,448	
Distributions to Members	(1,850,000)	
Net Income	1,587,864	
BALANCE, ending		1,964,312

The accompanying notes are an integral part of these financial statements.

CWS SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	1,587,864	
Net effect of changes in:		
Deposit with clearing broker	45	
Referral fees receivable	330,557	
Accrued interest receivable	(177)	
Prepaid expenses	1,510	
Due to affiliate	(7,600)	
Net cash provided by operating activities		1,912,199
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to members	(1,850,000)	
Net cash used in financing activities		(1,850,000)
NET INCREASE IN CASH		62,199
BALANCE AT DECEMBER 31, 2006		174,049
BALANCE AT DECEMBER 31, 2007		236,248

The accompanying notes are an integral part of these financial statements.

CWS SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a Delaware Limited Liability Company (LLC).

Use of Estimates - The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes for the periods presented. Actual results could differ from management's estimates.

Estimated Fair-Value of Financial Instruments - The Company believes the amounts presented for financial instruments on the statement of financial condition consisting of cash, deposit with clearing broker, referral fees receivable, prepaid expenses, accounts payable and due to affiliate to be reasonable estimates of fair-value.

Income Taxes - The Company is a Limited Liability Company, and as such is not subject to federal income tax as federal income is allocated to its members for inclusion in the members' respective tax returns.

2. RELATED PARTY TRANSACTIONS

Meridian Capital Partners Inc. (the "Affiliate") performs certain functions for the Company pursuant to a service agreement. The Company uses the services of certain affiliate employees and uses the affiliate's office space and equipment. The Affiliate is related to the Company through its shareholders which are also the members of the Company. The Affiliate allocates these expenses to the Company in connection with services provided. For the year ended December 31, 2007, allocated expenses of $182,100 was recorded as management fees paid to an affiliate in the statement of operations. Of this amount, $14,000 was unpaid as of December 31, 2007.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company is required to maintain net capital equal to the greater of $5,000 or 6 ⅔% of aggregate indebtedness. At December 31, 2007 the Company had net capital of $209,646 which was $204,646 in excess of required net capital.

SCHEDULE I

CWS SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL

MEMBERS' EQUITY		1,964,312
NON-ALLOWABLE ASSETS:		
Referral fees receivable	1,748,000	
Prepaid expenses	2,015	
Total non-allowable assets		1,750,015
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		214,297
HAIRCUTS ON SECURITIES POSITIONS		4,651
NET CAPITAL		209,646

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM NET CAPITAL REQUIRED	5,000
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	204,646

There are no material differences between the amounts reported above and amounts reported in the Company's unaudited FOCUS Report, Part II, as of December 31, 2007. Therefore, no reconciliation of the two computations is deemed necessary.

SCHEDULE II

CWS SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

The Company is exempt from SEC Rule 15c3-3 pursuant to paragraph (k)(2)(i) of the Rule.

GROSSMAN & GROSSMAN LLP
Certified Public Accountants
Four Executive Park Drive
Albany, New York 12203
(518) 438-3509

Independent Auditor's Report on Internal Control Structure

To the Members of
CWS Securities, LLC
Albany, New York

In planning and performing our audit of the financial statements and supplemental schedules of CWS Securities, LLC (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Members of
CWS Securities, LLC

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more that a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grossman & Grossman LLP
Certified Public Accountants

January 17, 2008

END